UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                          The Phoenix Group Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
  ---------------------------------------------------------------------------
                        (Title of Classes of Securities)



                                   71906P 20 9
                               -------------------
                                 (CUSIP Numbers)

                                 Stan T. Waldrop
                              2100 McKinney Avenue
                                   Suite 1555
                               Dallas, Texas 75201
                                 (214) 382-3630
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 24, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.            71906P 20 9
--------------------------------------------------------------------------------


       1.   Names of Reporting Persons:          I.R.S. Identification Nos. of
                                                 above persons (entitiesonly):
            Stan T. Waldrop
--------------------------------------------------------------------------------

       2.   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)  [ ]
            (b)  [ ]

--------------------------------------------------------------------------------

       3.   SEC Use Only:

--------------------------------------------------------------------------------

       4.   Source of Funds (See Instructions):
            PF


--------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------

       6.   Citizenship or Place of Organization:
            United States of America

--------------------------------------------------------------------------------

                      7.  Sole Voting Power:
                          Common Stock: 2,825,834*
                      ----------------------------------------------------------

   Number of          8.  Shared Voting Power:
     Shares               Common Stock: None
  Beneficially
    Owned by          ----------------------------------------------------------
 Each Reporting
  Person With           9.  Sole Dispositive Power:
                            Common Stock: 2,825,834*

                      ---------------------------------------------------------

                      10. Shared Dispositive Power:
                           Common Stock: None

--------------------------------------------------------------------------------

       11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            Common Stock: 2,825,834

--------------------------------------------------------------------------------

CUSIP No.            71906P 20 9
--------------------------------------------------------------------------------

       12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):    [ ]

--------------------------------------------------------------------------------


       13.  Percent of Class Represented by Amount in Row (11):
            Common Stock: 5.6%

--------------------------------------------------------------------------------

       14.  Type of Reporting Person (See Instructions):
            Stan T. Waldrop: IN

            *Mr. Waldrop is the sole general partner and owner of each of Greenfield Capital V, LP and SDW Investments, LP and as a result, he has the sole authority to vote and dispose of the shares.

--------------------------------------------------------------------------------

CUSIP No.            71906P 20 9
--------------------------------------------------------------------------------

       1.   Names of Reporting Persons:          I.R.S. Identification Nos. of
                                                 above persons (entitiesonly):

            Greenfield Capital V, LP             20-1764988
--------------------------------------------------------------------------------

       2.   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)  [ ]
            (b)  [ ]

--------------------------------------------------------------------------------

       3.   SEC Use Only:

--------------------------------------------------------------------------------

       4.   Source of Funds (See Instructions):

            OO (The source of funds used by the Reporting Person (Greenfield Capital V, LP) to acquire the securities listed herein was the result of a capital contribution by Stan T. Waldrop (the general partner and owner of Greenfield Capital V, LP) to the partnership. The capital contribution by Mr. Waldrop was made from personal funds of Mr. Waldrop. )

--------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------

       6.   Citizenship or Place of Organization:
            United States of America

--------------------------------------------------------------------------------

                      7.  Sole Voting Power:
                          Common Stock: 1,504,167
                      ----------------------------------------------------------

   Number of          8.  Shared Voting Power:
     Shares               Common Stock: None
  Beneficially
    Owned by          ----------------------------------------------------------
 Each Reporting
  Person With           9.  Sole Dispositive Power:
                            Common Stock: 1,504,167

                      ---------------------------------------------------------

                      10. Shared Dispositive Power:
                           Common Stock: None

--------------------------------------------------------------------------------

       11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            Common Stock: 1,504,167

--------------------------------------------------------------------------------

CUSIP No.            71906P 20 9
--------------------------------------------------------------------------------

       12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):    [ ]

--------------------------------------------------------------------------------

       13.  Percent of Class Represented by Amount in Row (11):
            Common Stock: 3.3%

--------------------------------------------------------------------------------

       14.  Type of Reporting Person (See Instructions):
            Greenfield Capita V, LP: PN


--------------------------------------------------------------------------------

CUSIP No.            71906P 20 9
--------------------------------------------------------------------------------

       1.   Names of Reporting Persons:          I.R.S. Identification Nos. of
                                                 above persons (entitiesonly):

            SDW Investments, Ltd.                75-2921708
--------------------------------------------------------------------------------

       2.   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)  [ ]
            (b)  [ ]

--------------------------------------------------------------------------------

       3.   SEC Use Only:

--------------------------------------------------------------------------------

       4.   Source of Funds (See Instructions):

             OO (The source of funds used by the Reporting Person (SDW Investments, Ltd.) to acquire the securities listed herein was the result of a capital contribution by Stan T. Waldrop (the general partner and owner of Greenfield Capital V, LP) to the partnership. The capital contribution by Mr. Waldrop was made from personal funds of Mr. Waldrop.)

--------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------

       6.   Citizenship or Place of Organization:
            United States of America

--------------------------------------------------------------------------------

                      7.  Sole Voting Power:
                          Common Stock: 196,667
                      ----------------------------------------------------------

   Number of          8.  Shared Voting Power:
     Shares               Common Stock: None
  Beneficially
    Owned by          ----------------------------------------------------------
 Each Reporting
  Person With           9.  Sole Dispositive Power:
                            Common Stock: 196,667

                      ---------------------------------------------------------

                      10. Shared Dispositive Power:
                           Common Stock: None

--------------------------------------------------------------------------------

       11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            Common Stock: 196,667

--------------------------------------------------------------------------------

CUSIP No.            71906P 20 9
--------------------------------------------------------------------------------

       12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):    [ ]

--------------------------------------------------------------------------------


CUSIP No.            71906P 20 9
--------------------------------------------------------------------------------

       13.  Percent of Class Represented by Amount in Row (11):
            Common Stock: 0.4%

--------------------------------------------------------------------------------

       14.  Type of Reporting Person (See Instructions):
            SDW Investments, Ltd.: PN


--------------------------------------------------------------------------------

Item 1. Security and Issuer

The title of the class of equity security to which this Schedule 13D relates is the Common Stock, par value $.001 per share ("Common Stock"), of The Phoenix Group Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 2100 McKinney Avenue, Suite 1555 Dallas, Texas 75201.


Item 2.  Identity and Background

I.       Identity and Background of Reporting  Persons who are  Individuals
---------------------------------------------------------------------------

(a)      Stan T. Waldrop ("Mr. Waldrop")

(b)      2100 McKinney Ave., Suite 1555, Dallas, TX 75201

(c) President, The Phoenix Group Corporation, 2100 McKinney Ave., Suite 1555, Dallas, TX 75201

(d)      Mr.  Waldrop  has  never  been  convicted  in  a  criminal   proceeding
         (excluding traffic violations).

(e) Mr. Waldrop has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)      Mr. Waldrop is a citizen of the United States of America.


II.      Identity and Background of Reporting Persons other than Individuals
         -------------------------------------------------------------------

                             State of         Principal
               Name          Organization     Business               Address
               ----          ------------     --------               -------

        Greenfield Capital      TX            Investments      7701 Las Colinas Ridge #290
        V, LP                                                  Irving, TX 75063


        SDW Investments, LP     TX            Investments      7701 Las Colinas Ridge #290
                                                               Irving, TX 75063

     The general partner and sole owner for each of Greenfield Capital V, LP ("Greenfield") and SDW Investments, LP ("SDW") is Mr. Waldrop. There are no other general partners, limited partners or other persons holding any officer positions or otherwise control either Greenfield or SDW. No other person has any ownership interest.

      During the last five years, neither Greenfield nor SDW has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds used by the Reporting Persons listed herein (Mr. Waldrop, Greenfield, and SDW) to purchase the securities specified herein was the personal funds of Mr. Waldrop. The amount of consideration paid by each Reporting Person is described in the table below. The securities were acquired in a private placement with the Issuer.


      Col. A          Col. B      Col. C       Col. D        Col. E        Col. F       Col. G      Col. H
      ------          ------      ------       ------        ------        ------       ------      ------

                                                           Percent of
                                                              Class
                                 Number of   Cumulative    Represented                Cumulative
  Reporting          Date of      Shares      Number of   by amount in    Consider-    Consider-   Price
   Person            Purchase    Purchased     Shares       Column D     ation Paid   ation Paid   Per Share
   ------            --------    ---------     ------       --------     ----------   ----------   --- -----
Greenfield
Capital V, LP  (1)   10/22/04    1,504,167    1,504,167       3.5%        $100,000     $100,000     $0.066

Stan T.
Waldrop               11/8/04     100,000     1,604,167       3.6%         $24,000     $124,000      $0.24

Stan T.
Waldrop               11/8/04     150,000     1,754,167       3.9%         $36,000     $160,000      $0.24

Stan T.
Waldrop               11/8/04     250,000     2,004,167       4.5%         $60,000     $220,000      $0.24

SDW Invest-
ments, Ltd     (1)    11/8/04     196,667     2,200,834       4.9%         $47,200     $267,200      $0.24

Stan T.
Waldrop              11/24/04     625,000     2,825,834       5.6%        $150,000     $500,000      $0.24


(1) Mr. Waldrop is the general partner and sole owner of this entity. There are no limited partners of this entity. Information with respect to Mr. Waldrop is listed in this Schedule 13D at Item 2, above.


Item 4. Purpose of Transaction

The purpose of the acquisition of securities of the Issuer by all Reporting Persons listed herein is for investment purposes only. The Reporting Persons contemplate no actions which relate to or are similar to or would result in any of those actions enumerated in Items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Waldrop beneficially owns 2,825,834 shares of Common Stock or 5.6%. Mr. Waldrop directly holds 1,125,000 shares of Common Stock. Greenfield and SDW beneficially own 1,504,167 shares and 196,667 shares of Common Stock, respectively. Mr. Waldrop is the only general partner and owner of each of Greenfield and SDW and has the sole authority to vote and dispose of the shares held by each entity. Therefore, Mr. Waldrop indirectly beneficially owns the 1,504,167 shares of Common Stock held by Greenfield and the 196,667 shares of SDW.

     (b)     The following information pertains to Mr. Waldrop named in Item 2:

                  Sole power to vote: 2,825,834 shares

                  Shared power to vote or to direct the vote: Not applicable

                  Sole power to dispose or to direct the disposition: 2,825,834 shares

                  Shared power to dispose or to direct the disposition: Not applicable

                  Except  as  described  in  Item  5(a),   there  are  no  other
                  individuals or entities with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared,

     (c)     See Item 3, above.

     (d) No person, other than Mr. Waldrop, Greenfield or SDW, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


The shares issued to Greenfield on 10/22/04 were purchased in connection with a privately negotiated transaction with the Issuer at an agreed upon price of $0.066 per share. The remaining shares were purchased by Mr. Waldrop and SDW in a private placement with the Issuer at a price of $0.24 per share on October 8, 2004 and October 24, 2004. Mr. Waldrop does not contemplate any additional purchases of shares.

Item 7. Material to be Filed as Exhibits

There are no agreements relating to the filing of joint acquisition statements or any other such documents enumerated in the instructions to this Item 7 that are required to be filed as exhibits that have not been previously filed.


                                    Signature
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            STAN T. WALDROP

                            By: /s/ Stan T. Waldrop
                            -------------------------------------------
                            Name:    Stan T. Waldrop


                            GREENFIELD CAPITAL V, LP

                            By: /s/ Stan T. Waldrop
                            -------------------------------------------
                            Name:    Stan T. Waldrop
                                     General Partner


                            SDW INVESTMENTS, LTD.

                            By: /s/ Stan T. Waldrop
                            -------------------------------------------
                            Name:    Stan T. Waldrop